EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

10 September 2025

Cleansing Notice – Issue of Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures

Purpose of this notice

This cleansing notice (Cleansing Notice) is given by NOVONIX Limited (ACN 157 690 830) (ASX:NVX) (Company) under section 708A(12C)(e) of the Corporations Act 2001 (Cth) (Corporations Act) (as notionally inserted by ASIC Corporations (Sale Offers: Securities Issued on Conversion of Convertible Notes) Instrument 2016/82 (ASIC Instrument 2016/82)).

The Company hereby confirms that:

(a)
the convertible debentures described below will be issued without disclosure to an investor under Part 6D.2 of the Corporations Act; and
(b)
this Cleansing Notice has been given in accordance with section 708A(12C)(e) of the Corporations Act.

The issue of this Cleansing Notice enables the fully paid ordinary shares in the capital of the Company (Shares) issued on the conversion of the unsecured convertible debentures issued by the Company on the terms described below, to be on‐sold to retail investors without further disclosure.

This Cleansing Notice is important and should be read in its entirety. Neither ASIC nor ASX takes any responsibility for the contents of this Cleansing Notice.

Background

As announced to ASX on 24 July 2025, the Company entered into a convertible debenture transaction with Yorkville Advisors Global, LP, documented under a funding agreement (Agreement) with YA II PN, Ltd (Investor), a US-based investment fund managed by Yorkville Advisors Global, LP, under which the Company has agreed to issue to the Investor up to 100,000,000 interest-bearing redeemable unsecured convertible debentures each at a face value of US$1 (Convertible Debentures), comprising:

(a)
the first tranche of 24,500,000 Convertible Debentures to raise up to a total of US$23,275,000 (First Tranche Convertible Debentures); and
(b)
subject to the Company obtaining shareholder approval, the second tranche of 35,500,000 Convertible Debentures to raise up to a total of US$33,725,000 (Second Tranche Convertible Debentures),

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 1

for consideration, in aggregate, of up to US$57,000,000; and

(c)
subject to the Company obtaining shareholder approval, an additional tranche of 40,000,000 Convertible Debentures, in connection with a potential additional funding tranche, to raise up to a further US$38,000,000 (Additional Tranche Convertible Debentures),

subject to the terms of the Agreement.

The Investor is a professional investor or sophisticated investor for the purposes of section 708 of the Corporations Act.

The Company issued the First Tranche Convertible Debentures to the Investor on 25 July 2025.

The Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures have been issued today following receipt of shareholder approval for the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures at an Extraordinary General Meeting of the Company held on 8 September 2025.

Contents of this Cleansing Notice
3.1
This Cleansing Notice sets out the following:
(a)
In relation to the Second Tranche Convertible Debentures:
(i)
the effect of the issue on the Company;
(ii)
a summary of the rights and liabilities attaching to the Second Tranche Convertible Debentures; and
(iii)
a summary of the rights and liabilities attaching to the Shares that will be issued on the conversion of the Second Tranche Convertible Debentures;
(b)
In relation to the Additional Tranche Convertible Debentures:
(i)
the effect of the issue on the Company;
(ii)
a summary of the rights and liabilities attaching to the Additional Tranche Convertible Debentures; and
(iii)
a summary of the rights and liabilities attaching to the Shares that will be issued on the conversion of the Additional Tranche Convertible Debentures; and
(c)
Any information that:
(i)
has been excluded from continuous disclosure notices in accordance with the ASX Listing Rules; and
(ii)
is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:
(A)
the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;
(B)
the rights and liabilities attaching to the Shares; and
(iii)
other information relating to the Company's status as a disclosing entity.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 2

The effect of the issue on the Company
4.1
Effect of the issue on the Company

The principal effects of the issue, and any subsequent conversion and issue of Shares, of the Second Tranche Convertible Debentures on the Company will be:

(a)
if the funds associated with the Second Tranche Convertible Debentures are fully drawn in accordance with the terms of the Agreement:
(i)
an increase in the Company's cash reserves by US$33,725,000 (before other costs associated with the issue); and
(ii)
an increase in the Company's indebtedness by an amount equal to US$33,725,000 plus all accrued and unpaid interest;
(b)
to impose on the Company obligations (financial or otherwise) and restrictions in relation to its business operations (including capital raising activities) aimed at protecting the interests of the Investor under the terms of the Agreement; and
(c)
if the Investor elects to convert the Second Tranche Convertible Debentures to Shares, either in whole or in part, the Investor will be issued the Shares and the Company will decrease its indebtedness accordingly. The potential effect of the conversion and the issue of Shares on the Company's capital structure is described in further detail below.

The principal effects of the issue, and any subsequent conversion and issue of Shares, of the Additional Tranche Convertible Debentures on the Company will be:

(d)
if the funds associated with the Second Tranche Convertible Debentures are fully drawn in accordance with the terms of the Agreement:
(i)
an increase in the Company's cash reserves by US$38,000,000 (before other costs associated with the issue); and
(ii)
an increase in the Company's indebtedness by an amount equal to US$38,000,000 plus all accrued and unpaid interest;
(e)
to impose on the Company obligations (financial or otherwise) and restrictions in relation to its business operations (including capital raising activities) aimed at protecting the interests of the Investor under the terms of the Agreement; and
(f)
if the Investor elects to convert the Additional Tranche Convertible Debentures to Shares, either in whole or in part, the Investor will be issued the Shares and the Company will decrease its indebtedness accordingly. The potential effect of the conversion and the issue of Shares on the Company's capital structure is described in further detail below.
4.2
Pro-forma consolidated statement of financial position

A pro-forma consolidated statement of financial position is set out in Schedule 1. This is based on the Company's financial statements for the half year period ended 30 June 2025.

The following adjustments and assumptions have been made in relation to the pro-forma consolidated statement of financial position:

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 3

•
The pro forma financial information is presented in an abbreviated form and does not include all of the disclosures required by Australian Accounting Standards applicable to the annual financial report. The pro forma financial information is not audited.
•
Cash proceeds of up to US$33,725,000 arising from drawdown of the maximum amount of the funds associated with the Second Tranche Convertible Debentures have been recognised. The Second Tranche Convertible Debentures have been provisionally measured at fair value.
•
Cash proceeds of up to US$38,000,000 arising from drawdown of the maximum amount of the funds associated with the Additional Tranche Convertible Debentures have been recognised. The Additional Tranche Convertible Debentures have been provisionally measured at fair value.
•
The provisional accounting for the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures and allocations between borrowings, derivative financial instruments and equity may change in the future.
•
Transaction costs have not been included. However, when incurred they will reduce the carrying amount of the liability and be amortised over the life of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures.

The pro-forma consolidated statement of financial position reflects the maximum aggregate amount of the funds associated with the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures, and the Company advises that it does not show the current financial position of the Company as at the date of this Cleansing Notice, and that the information is provided for illustrative purposes only.

4.3
Potential effect on capital structure

The capital structure of the Company as at the date of this Cleansing Notice and before the issue of the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures is set out below.

The effect of conversion of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures on the Company’s issued share capital will depend on what portion (if any) of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures are converted to Shares at any one time and the conversion price at the time of the conversion. The number of Shares to be issued upon any conversion is calculated in accordance with a variable formula which depends on both the market price of the Shares on ASX and the AUD/USD exchange rate at the time of conversion. This is subject to an upper limit (based on the "Fixed Conversion Price" of AU$0.6435 per Share) and a lower limit (being a "Floor Price" of AU$0.12 per Share).

As at the date of this Cleansing Notice, no Second Tranche Convertible Debentures or Additional Tranche Convertible Debentures have been converted.

Type of security	Securities on issue as at the date of this Cleansing Notice	Number on issue assuming maximum conversion of the Second Tranche Convertible Debentures

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 4

		and Additional Tranche Convertible Debentures
Fully paid ordinary shares	665,563,640	1,616,541,068
Performance rights	23,226,817	23,226,817
Share rights	1,008,567	1,008,567
Share options	14,016,667	14,016,667
Existing Convertible Notes	45,221,586**	45,221,586
First Tranche Convertible Debentures	17,000,000***	17,000,000
Second Tranche Convertible Debentures	35,500,000****	0
Additional Tranche Convertible Debentures	40,000,000****	0

* This assumes conversion at the lowest possible conversion price under the Agreement, assuming an AUD:USD exchange rate of 0.6616. The actual number of Shares to be issued on conversion will be calculated in accordance with the conversion rate for the First Tranche Convertible Debentures, as detailed in Schedule 2.

** These are the US$30,000,000 worth of unsecured convertible notes issued to LG Energy Solution on 21 June 2023.

*** These are the First Tranche Convertible Debentures remaining after the conversion of 7,500,000 First Tranche Convertible Debentures into Shares.

**** These are the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures which are the subject of this Cleansing Notice.

Set out below is a worked example of the number of Shares that may be issued on conversion of the Second Tranche Convertible Debentures, assuming an AUD:USD exchange rate of 0.6616, and based on assumed conversion prices of AU$0.6435 (being the "Fixed Conversion Price"), AU$0.4878 (which is representative of the 90-day VWAP of the Shares on ASX immediately preceding the date of this Cleansing Notice) and AU$0.12 (being the "Floor Price").

Assumed Conversion Price	Shares on issue as at the date of this Cleansing Notice	Maximum number of Shares which may be issued	Shares on issue after maximum conversion	Dilutive effect on existing shareholders
AU$0.6435	665,563,640	83,384,303	748,947,943	11.13%
AU$0.4878	665,563,640	109,999,589	775,563,229	14.18
AU$0.12	665,563,640	447,148,327	1,112,711,967	40.19%

These workings are an example only, and the actual number of Second Tranche Convertible Debentures that are converted to Shares and the number of Shares on issue at the time of conversion, may differ. This will result in the maximum number of Shares to be issued and the dilution percentage to also differ.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 5

Set out below is a worked example of the number of Shares that may be issued on conversion of the Additional Tranche Convertible Debentures, assuming an AUD:USD exchange rate of 0.6616, and based on assumed conversion prices of AU$0.6435 (being the "Fixed Conversion Price"), AU$0.4878 (which is representative of the 90-day VWAP of the Shares on ASX immediately preceding the date of this Cleansing Notice) and AU$0.12 (being the "Floor Price").

Assumed Conversion Price	Shares on issue as at the date of this Cleansing Notice	Maximum number of Shares which may be issued	Shares on issue after maximum conversion	Dilutive effect on existing shareholders
AU$0.6435	665,563,640	93,954,145	759,517,785	12.37%
AU$0.4878	665,563,640	123,943,198	789,506,838	15.70%
AU$0.12	665,563,640	503,829,101	1,169,392,741	43.08%

These workings are an example only, and the actual number of Additional Tranche Convertible Debentures that are converted to Shares and the number of Shares on issue at the time of conversion, may differ. This will result in the maximum number of Shares to be issued and the dilution percentage to also differ.

4.4
Potential effect on control of the Company

As at the date of this Cleansing Notice, the Investor holds 8,623,082 Shares.

The level of ownership of Shares by the Investor, if the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures are converted, will depend on the number of Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures that are converted to Shares and the number of Shares on issue at the time of conversion. The number of Shares that could be issued upon conversion is subject to an upper limit (based on the "Fixed Conversion Price" of AU$0.6435 per Share) and a lower limit (being a "Floor Price" of AU$0.12 per Share). This is designed, in part, to limit the dilutionary impacts of any conversion of the Convertible Debentures.

If conversion of the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures occurred at the Floor Price, this would result in the maximum number of Shares that the Investor would be entitled to upon such conversion, and in such circumstances the Investor would hold 58.83%% of all Shares currently on issue. This would require that the price of the Shares on ASX reduced to a price below AU$0.12 at the time of conversion, which represents a 73.63% discount to the price of the Shares on ASX on 9 September 2025.

In addition, under the Agreement, the Investor can only convert such amount of the Second Drawdown Convertible Debentures and Additional Drawdown Convertible Debentures that represents the amount drawn down by the Company on the funds associated with them, and there are limits to how many Shares the Investor can be issued upon conversion which will limit the potential effect on control of the Company, namely that the Investor and any associates of the Investor are not permitted to convert any Convertible Debentures if on doing so the Investor and its associates would hold a relevant interest in the Company that exceeds 19.99% at the time of conversion.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 6

Rights and liabilities attaching to the Convertible Debentures

A summary of the rights, privileges and restrictions attaching to the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures is outlined in the table in Schedule 2. The summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of the Investor.

Rights and liabilities attaching to Shares issued on conversion of the Convertible Debentures

The Shares issued to the Investor on the conversion of the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures under the Agreement will be fully paid ordinary shares in the capital of the Company, having all the rights set out in the Company's constitution.

A summary of the rights and liabilities attaching to Shares, including the Shares to be issued to the Investors on conversion of the Convertible Debentures, is set out below.

The summary is not exhaustive and does not purport to constitute a definitive statement of the rights and liabilities of Shareholders and is qualified by the terms of the Company’s Constitution (a full copy of which is available from the Company on request free of charge).

Summary of the rights and liabilities attaching to Shares issued on conversion of the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures
General meetings

Each shareholder of the Company (Shareholder) is entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act and the constitution of the Company (Constitution).

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

•
each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;
•
on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder has one vote; and
•
on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for each Share held, but in respect of partly paid shares shall have such number of votes as bears the same proportion to the total of such

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 7

Summary of the rights and liabilities attaching to Shares issued on conversion of the Second Tranche Convertible Debentures and Additional Tranche Convertible Debentures
Shares registered in the Shareholder’s name as the amount paid (not credited) bears to the total amounts paid and payable (excluding amounts credited).
Ranking of Shares	At the date of this Cleansing Notice, all shares are of the same class and rank equally in all respects.
Variation of rights

Subject to the Corporations Act and the terms of issue of a class of shares, wherever the capital of the Company is divided into different classes of shares, the rights attached to any class of shares may be varied:

•
with the written consent of the holders of at least 75% of the issued shares in the particular class; or
•
by a special resolution passed at a separate meeting of the holders of shares in that class.

Dividend rights

The Board may declare or determine that a dividend is payable on Shares. The Board may fix the amount of the dividend, the time for determining entitlements to the dividend, the time for the payment of the dividend and the method of payment of the dividend.

If a dividend is declared or determined to be payable, Shareholders will be entitled to dividends, distributed among members in proportion to the capital paid up, from the date of payment.

Transfer of Shares

Shares can be transferred by a proper instrument of transfer.

The instrument of transfer must be in writing or any other form approved by the Directors, and signed by the transferor and the transferee. Except where the operating rules of an applicable CS facility licensee, being the ASTC Operating Rules provide otherwise, until the transferee has been registered, the transferor is deemed to remain the holder of the Shares, even after signing the instrument of transfer.

In some circumstances, the Directors may refuse to register a transfer if on registration the transferee will hold less than a marketable parcel. The Board may refuse to register a transfer of shares on which the Company has a lien.

Rights on winding up

If the Company is wound up, the liquidator may with the sanction of a special resolution, divide the assets of the Company amongst Shareholders as the liquidator sees fit. The liquidator may not require a Shareholder to accept any Shares or other securities in respect of which there is any liability.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 8

Compliance with disclosure obligations
7.1
The Company is a 'disclosing entity' under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under both the Corporations Act and the ASX Listing Rules.
7.2
Broadly, these obligations require:
(a)
the Company to notify ASX immediately of any information (subject to certain exceptions) of which it is or becomes aware which a reasonable person would expect to have a material effect on the price value of its securities. That information is available to the public from ASX; and
(b)
the preparation of yearly and half-yearly financial statements and a report of the Company’s operations during the relevant accounting period, together with an audit or review report prepared by the Company’s auditor. These documents are lodged with ASIC and ASX.
7.3
The Company is dual listed on the NASDAQ. A NASDAQ listed company is required to promptly disclose "any material information that would reasonably be expected to affect the value of its securities or influence investors' decisions." The Company is a 'foreign private issuer', as defined in the Securities and Exchange Commission's (SEC) rules and regulations and an 'emerging growth company' as defined in the JOBS Act. Consequently, the Company is not subject to all of the disclosure requirements applicable to public companies organised within the United States and other various reporting requirements.
7.4
Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may be obtained from, or inspected at, an office of ASIC. Copies of all documents announced to the ASX can be found at https://www2.asx.com.au/markets/trade-our-cash-market/announcements.nvx.
7.5
The Company will provide a copy of each of the following documents, free of charge, to any person on request:
(a)
The annual financial report most recently lodged by the Company with ASIC, being the full year financial report of the Company for the 12 months ended 31 December 2024;
(b)
The sustainability report most recently lodged by the Company with ASIC, being the sustainability report of the Company dated 31 March 2025;
(c)
Any half-year financial report lodged by the Company with ASIC after lodgement of the annual financial report referred to in paragraph (a) and before the lodgement of this Cleansing Notice with ASX; and
(d)
Any continuous disclosure notices given by the Company to ASX after the lodgement of the annual financial report referred to in paragraph (a) and before the lodgement of this Cleansing Notice with ASX.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 9

7.6
The continuous disclosure notices given by the Company to notify ASX of information relating to the Company during the period from the date of lodgement of the Annual Financial Report lodged with ASX on 28 February 2025, until the date of this Cleansing Notice include:

Date	Announcement
08/09/2025	Results of Meeting
05/09/2025	S&P DJI Announces September 2025 Quarterly Rebalance
01/09/2025	Notification of cessation of securities - NVX
01/09/2025	Application for quotation of securities - NVX
28/08/2025	Change of Director's Interest Notice
28/08/2025	Application for quotation of securities - NVX
27/08/2025	Application for quotation of securities - NVX
26/08/2025	Application for quotation of securities - NVX
26/08/2025	Notification regarding unquoted securities - NVX
26/08/2025	Application for quotation of securities - NVX
22/08/2025	Half Year Report & Appendix 4D
22/08/2025	Application for quotation of securities - NVX
19/08/2025	NOVONIX to Receive up to $5M from Natural Resources Canada
18/08/2025	Application for quotation of securities - NVX
15/08/2025	Application for quotation of securities - NVX
12/08/2025	Application for quotation of securities - NVX
08/08/2025	Notice of Extraordinary General Meeting/Proxy Form
08/08/2025	Application for quotation of securities - NVX
07/08/2025	Change in substantial holding
01/08/2025	Market Conditions Lead Axon Graphite to Withdraw IPO
25/07/2025	Application for quotation of securities - NVX
25/07/2025	Notification regarding unquoted securities - NVX
24/07/2025	Proposed issue of securities - NVX
24/07/2025	Quarterly Activities/Appendix 4C Cash Flow Report
24/07/2025	NVX Announces Entry into Funding Agreement with Yorkville
18/07/2025	Application for quotation of securities - NVX
18/07/2025	93.5% Antidumping Tariff on Chinese Graphite-Tariff to 160%
02/07/2025	Notification regarding unquoted securities - NVX
30/06/2025	Application for quotation of securities - NVX

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 10

Date	Announcement
25/06/2025	Application for quotation of securities - NVX
18/06/2025	Notification regarding unquoted securities - NVX
11/06/2025	NOVONIX Announces Board Leadership Changes
05/06/2025	Application for quotation of securities - NVX
04/06/2025	Notification of cessation of securities - NVX
29/05/2025	Becoming a substantial holder
22/05/2025	U.S. to Place Up to 721% Tariffs on Chinese Graphite
13/05/2025	Application for quotation of securities - NVX
02/05/2025	Notification regarding unquoted securities - NVX
30/04/2025	Quarterly Activities/Appendix 4C Cash Flow Report
30/04/2025	NOVONIX Finalises PSA for Enterprise South Land
29/04/2025	Change of Director's Interest Notice
29/04/2025	Change of Director's Interest Notice
29/04/2025	Change of Director's Interest Notice
29/04/2025	Change of Director's Interest Notice
29/04/2025	Change of Director's Interest Notice
29/04/2025	Change of Director's Interest Notice
28/04/2025	Notification regarding unquoted securities - NVX
28/04/2025	Notification of cessation of securities - NVX
28/04/2025	NVX Appoints Michael OKronley as Chief Executive Officer
23/04/2025	Notification regarding unquoted securities - NVX
03/04/2025	Notification of cessation of securities - NVX
02/04/2025	Results of Meeting
02/04/2025	CEO Presentation to the AGM
02/04/2025	Chairman's Address to AGM
31/03/2025	Application for quotation of securities - NVX
20/03/2025	Change of Director's Interest Notice
14/03/2025	Change of Director's Interest Notice
14/03/2025	Application for quotation of securities - NVX
13/03/2025	NVX Receives Approval for Purchase of Enterprise South Land
04/03/2025	Change of Director's Interest Notice

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 11

Date	Announcement
04/03/2025	Change of Director's Interest Notice
04/03/2025	Change of Director's Interest Notice
04/03/2025	Change of Director's Interest Notice
04/03/2025	Change of Director's Interest Notice
03/03/2025	Notice of Annual General Meeting/Proxy Form
03/03/2025	Application for quotation of securities - NVX
03/03/2025	Application for quotation of securities - NVX
28/02/2025	Corporate Governance Statement & Appendix 4G
28/02/2025	2024 Annual Report & Appendix 4E

Information excluded from continuous disclosure notices
8.1
As at the date of this Cleansing Notice, other than as set out below or elsewhere in this Cleansing Notice, the Company advise that there is no information that:
(a)
the Company has excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and
(b)
is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:
(i)
the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and
(ii)
the rights and liabilities attaching to the First Tranche Convertible Debentures (and the underlying Shares) offered by the Company.

Authority and Contact Details

This announcement has been authorised for release by the NOVONIX Limited Board of Directors.

Cautionary Note Regarding Forward-Looking Statements

This Cleansing Notice contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 12

the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, and our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20- F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Cleansing Notice. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this Cleansing Notice is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battering cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn, and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

Australia

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 13

Schedule 1
– Pro-forma Consolidated Statement of Financial Position

(in U.S. dollars)		Proforma adjustments
	Reviewed June 30, 2025	First Tranche Convertible Debentures and Interest Equity Shares [1]	Second Tranche Convertible Debentures	Additional Tranche Convertible Debentures	Proforma June 30, 2025
ASSETS
Current assets
Cash and cash equivalents	$24,820,758	19,923,481	32,475,000	35,200,000	$112,419,239
Trade and other receivables	18,892,032	-	-	-	18,892,032
Inventory	1,758,997	-	-	-	1,758,997
Prepayments	2,958,343	302,055	-	-	3,260,398
Escrow reserves	2,124,898	-	-	-	2,124,898
Assets classified as held for sale	2,171,974	-	-	-	2,171,974
Total current assets	52,727,002	20,225,536	32,475,000	35,200,000	140,627,538
Non-current assets
Property, plant and equipment	166,999,303	-	-	-	166,999,303
Right-of-use assets	6,022,204	-	-	-	6,022,204
Intangible assets and goodwill	11,975,024	-	-	-	11,975,024
Other assets	1,314,324	-	-	-	1,314,324
Total non-current assets	186,310,855	-	-	-	186,310,855
Total assets	$239,037,857	20,225,536	32,475,000	35,200,000	$326,938,393
LIABILITIES
Current liabilities
Trade and other payables	$18,478,748	1,000,000	-	-	$19,478,748
Contract liabilities	3,466,997	-	-	-	3,466,997
Lease liabilities	549,757	-	-	-	549,757
Derivative financial instruments	1,429,540	3,327,711	-	-	4,757,251
Borrowings	32,608,786	15,595,770	-	-	48,204,556
Current tax liabilities	31,966	-	-	-	31,966
Total current liabilities	56,565,794	19,923,481	-	-	76,489,275
Non-current liabilities
Contract liabilities	-	-	-	-	-
Lease liabilities	6,202,266	-	-	-	6,202,266
Derivative financial instruments			3,954,361	4,970,249	8,924,610
Borrowings	32,442,225	-	28,520,639	30,229,751	91,192,615
Total non-current liabilities	38,644,491	-	32,475,000	35,200,000	106,319,491
Total liabilities	95,210,285	19,923,481	32,475,000	35,200,000	182,808,766
Net assets	143,827,572	302,055	-	-	144,129,627
EQUITY
Contributed equity	392,542,712	302,055	-	-	392,844,767
Reserves	31,090,387	-	-	-	31,090,387
Accumulated losses	(279,805,527)	-	-	-	(279,805,527)
Total equity	$143,827,572	302,055	-	-	$144,129,627

1 This relates to the First Tranche Convertible Debentures and Interest Equity Shares which were subject to separate cleansing notices dated 25 July 2025. The effect of the issue of the First Tranche Convertible Debentures and Interest Equity Shares is shown in this Schedule 1 for completeness.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 14

Schedule 2
– Summary of rights and liabilities attaching to Convertible Debentures

Topic	Summary
Issuer	NOVONIX Limited (ACN 157 690 830) (Company)
Investor	YA II PN, Ltd (Yorkville)
Principal amount, face value and issue price

The Company may issue up to 100,000,000 Convertible Debentures with an aggregate face value of US$100,000,000.

Each Convertible Debenture will have a face value of US$1.00.

The Company will receive US$0.95 in funding for each Convertible Debenture issued.

Amount of funds to be advanced by Investor

Up to US$57,000,000, with an additional funding tranche of up to US$38,000,000 (or such lesser amount as the parties mutually agree), able to be drawn down by mutual agreement between the parties.

In total, US$95,000,000.

Status	The Convertible Debentures constitute direct, unconditional, unsecured obligations of the Company.
Tranches

The Convertible Debentures comprises of the following tranches:

•
24,500,000 Convertible Debentures with an aggregate face value of US$24,500,000 representing an aggregate funding amount of US$23,275,000, issued on 25 July 2025 (First Tranche Convertible Debentures); and
•
subject to the Company obtaining shareholder approval for the purposes of ASX Listing Rule 7.1 and for all other purposes (which was obtained at the Extraordinary General Meeting of the Company on 8 September 2025):
•
35,500,000 Convertible Debentures with an aggregate face value of US$35,500,000 representing an aggregate funding amount of US$33,725,000 (Second Tranche Convertible Debentures); and
•
40,000,000 Convertible Debentures with an aggregate face value of US$40,000,000 representing an aggregate funding amount of US$38,000,000 (Additional Tranche Convertible Debentures).

Drawdown of funds

An amount equal to 95% of the full-face value of the First Tranche Convertible Debentures may be drawn by the Company upon issue of the First Tranche Convertible Debentures (First Drawdown).

An amount equal to 95% of the face value of the Second Tranche Convertible Debentures may be drawn progressively, as follows:

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 15

Topic	Summary

•
up until 180 days after the First Drawdown, the total amount drawn down by the Company on the First Drawdown Convertible Debentures and Second Drawdown Convertible Debentures (which represents, in aggregate, US$57,000,000 in funding) must not exceed in total US$33,725,000 at any time (Second Drawdown); and
•
on the date that is 180 days after the First Drawdown, the Company may draw down the balance of the First Drawdown and the Second Drawdown not yet drawn down by the Company (Final Drawdown).

At any time up until the date that is 18 months following the date that the Company obtains shareholder approval, and with mutual agreement between the Company and Yorkville, the Company may draw down up to US$38,000,000 (or such lesser amount as the parties mutually agree) (Additional Drawdown). If the Company and Yorkville do not mutually agree to the Additional Drawdown, the Additional Tranche Convertible Debentures will be cancelled.

Conditions Precedent

The Second Drawdown, Final Drawdown and Additional Drawdown are conditional upon the satisfaction (or waiver) of certain conditions precedent at the time of the relevant drawdown, including:

•
the total amount outstanding under the Convertible Debentures not exceeding 20% of the Company's market capitalisation;
•
the minimum average daily traded volume of the Company being not less than AU$600,000 per day during any 20 Trading Days in a consecutive 30 Trading Day period;
•
the trading price of the Shares on ASX being greater than 200% of the Floor Price (as defined below);
•
no material adverse effect occurring or subsisting in relation to the Company at the proposed drawdown date; and
•
customary statements and certificates being delivered by the Company to the Investor.

Maturity Date

Each First Tranche Convertible Debenture matures on the day which is 18 months after the date of the First Drawdown, unless earlier redeemed or converted.

Each Second Tranche Convertible Debenture:

•
which represents the Second Drawdown matures on the day which is 18 months after the date of the Second Drawdown; and
•
which represents the Final Drawdown matures on the day which is 18 months after the date of the Final Drawdown,

unless earlier redeemed or converted.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 16

Topic	Summary
Each Additional Tranche Convertible Debenture matures on the day which is 18 months after the date of the Additional Drawdown, unless earlier redeemed or converted.
Interest Rate	5% per annum (unless an event of default has occurred and is subsisting, in which case additional default interest accrues at the rate of 13% per annum).
Interest Payment Dates	Semi-annually up to the Maturity Date, and upon conversion of any Convertible Debentures.
Interest Equity Shares

The Company issued a number of Shares (Interest Equity Shares) to Yorkville simultaneously with the issue of the First Tranche Convertible Debentures, as prepayment of interest payable on the full-face value of the First Tranche Convertible Debentures for the first three-month period commencing on the date of the First Drawdown (First Interest Period).

The number of Interest Equity Shares to be issued is determined based on the maximum amount of interest payable on the full-face value of the First Tranche Convertible Debentures for the First Interest Period (being US$302,055) (Base Prepayment) divided by the closing price of the Shares on the ASX on 23 July 2025 (after applying the AUD/USD exchange rate on that date).

If the actual amount of interest that would otherwise be payable on the face value of the First Tranche Convertible Debentures as at the end of the First Interest Period is less than the Base Prepayment, the amount of the over payment will be deducted from any future payments of interest by the Company until there is no difference between the Base Prepayment and such actual amount. To the extent that the over payment has not been fully deducted at the end of the First Interest Period, any conversions of the First Tranche Convertible Debentures by Yorkville will be adjusted accordingly.

Interest Payments	Interest is to be paid in cash, Shares or a combination of both cash and Shares.
Ranking on conversion	Shares issued on conversion are fully paid ordinary shares in the capital of the Company (Shares), having all the rights set out in the Company's constitution.
Conversion by Yorkville

Subject to the caps on conversions described below, Yorkville may elect to convert one or more Convertible Debentures into Shares at any time after the date of issue at the Conversion Price (described below), up until but excluding the date that is three Trading Days prior to the relevant Maturity Date.

In respect of the First Tranche Convertible Debentures, Yorkville's right to convert the First Tranche Convertible Debentures is capped at 95,466,845 Shares (less the amount of Interest Equity Shares), unless and until shareholders approve the issue of the underlying Shares.

In respect of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures, Yorkville is only entitled to convert such number of Second Tranche Convertible Debentures that represents the

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 17

Topic	Summary

amounts of the Second Drawdown and Final Drawdown, and such number of Additional Tranche Convertible Debentures that represents the amount of the Additional Drawdown, that have been drawn by the Company at the time of the proposed conversion.

Conversion Price

The Conversion Price is the price equal to the greater of:

•
the "Floor Price" of AU$0.12, which represents 20% of the closing price of the Shares on ASX on 23 July 2025 (being AU$0.585), rounded up to the nearest whole cent (Floor Price); and
•
the lower of:
•
the "Variable Conversion Price", being
•
95% of the volume weighted average market price (in A$) of the Shares on the ASX in respect of a Share on any Trading Day, as reported by Bloomberg or an alternative reputable reporting platform (VWAP), of the Shares on ASX over the five consecutive Trading Days preceding the proposed conversion; or
•
if the total trading volume of the Shares on any Trading Day on ASX is zero, the lower of the day prior to, or after, such date; and
•
the "Fixed Price" of a price equivalent to 110% of the price of the Shares on ASX on the Trading Day immediately prior to the date of the Funding Agreement (Fixed Conversion Price).

Conversion Price Adjustments

The Conversion Price will be adjusted where a security structure event occurs. A security structure event includes any consolidation, subdivision or pro-rata cancellation of the Company's issued capital, payment of a dividend in Shares or distribution of Shares, and excludes rights offerings and bonus issues.

Early redemption by the Company

At any time until the date that is three months prior to the relevant maturity date, the Company may redeem all or part of the outstanding Convertible Debentures in cash at a price equal to 110% of the amount outstanding, provided that:

•
the average of the seven daily VWAPs of the Shares on ASX preceding the proposed early redemption; and
•
the VWAP of the Shares on ASX on the day prior to the proposed early redemption,

are each less than the Fixed Conversion Price.

Mandatory redemption for Amortisation Event

If an Amortisation Event occurs, the Company must redeem Convertible Debentures representing 20% of the amount outstanding at the time of the Amortisation Event by paying such amount to the Investor in cash.

An Amortisation Event occurs where:

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 18

Topic	Summary
• the daily VWAP of the Shares on ASX on any five of any seven consecutive days is lower than the Floor Price; or • the Company has issued in excess of 90,693,503 Shares.
Redemption at Maturity	Automatic redemption on the relevant Maturity Date at an amount equal to the face value of the outstanding Convertible Debentures.
Negative Covenants

Restrictions on further financial indebtedness by the Company and on entering into variable rate transactions (i.e., transactions involving the issue of convertible securities at a variable conversion rate) without Yorkville's written approval.

Events of default

The Funding Agreement contains certain customary events of default, including:

•
breach by the Company of any of its material obligations or negative covenants;
•
failure by the Company to pay any cash amount due on or within five business days of its due date;
•
failure by the Company to issue Shares to the Investor upon conversion, or failure to procure quotation of Shares;
•
the Company becomes insolvent, or an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Company or any subsidiary; and
•
it becomes unlawful for the Company to perform or comply with any one or more of its obligations, or for the Investor to convert any Convertible Debentures or hold any Shares.

Following an event of default and subject to any applicable cure period, Yorkville may declare all amounts outstanding in respect of the Convertible Debentures and all other amounts payable immediately due and payable, or may require conversion of some or all Convertible Debentures at a conversion price which is equal to 80% of the lowest daily VWAP over the 10 consecutive Trading Days preceding the conversion.

Transfer Restrictions

Yorkville may transfer Convertible Debentures to any affiliate without the Company's prior written consent to the proposed transfer, provided that the transferee agrees in writing to be bound by the Funding Agreement.

Change of Control

If a change of control transaction results in a bidder under a takeover bid acquiring a relevant interest in at least 50% of the Shares, or an acquirer becoming entitled to acquire 100% of the Shares under a scheme of arrangement, and Yorkville has not converted or redeemed all of its Convertible Debentures, the Company may elect to redeem all of the outstanding Convertible Debentures in cash at a redemption price equal to 110% of the amount outstanding on the Convertible Debentures.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 19

Topic	Summary
Quotation	The Convertible Debentures will not be quoted on ASX or any other exchange. The Company must apply to the ASX for quotation of the Shares issued upon conversion of the Convertible Debentures.
Governing Law	The Funding Agreement is governed by Western Australian law.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	page 20